Bonds.com Group, Inc. 10-K

Exhibit 3.5

CERTIFICATE OF CORRECTION
OF
BONDS.COM GROUP, INC.

Bonds.com Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1.	The name of the corporation is Bonds.com Group, Inc.

2.
The Certificate of Amendment filed with the Secretary of State of the State Delaware on December 18, 2007 contains an inaccurate record of the corporate action taken therein, and the Certificate of Amendment requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy in the Certificate of Amendment is as follows:

Article FOURTH of the Certificate of Amendment amends the corporation’s Certificate of Incorporation by, among other things, adding two paragraphs to the end of the Article SIXTH of the Certificate of Incorporation.  Such paragraphs inadvertently state that each 1 share of Common Stock shall be automatically reclassified and changed into 29.1069351 shares of Common Stock.  The paragraphs should have stated that every 29.1069351 shares of the Common Stock shall be automatically reclassified and changed into 1 share of Common Stock so as to effect a 1-for-29.1069351 reverse stock split.

4.	Article FOURTH of the Certificate of Amendment is corrected to read in its entirety as follows:

“FOURTH:        That the Company’s Certificate of Incorporation is hereby amended as follows:

RESOLVED, that the following paragraphs be added to the end of the SIXTH section:

‘Effective as of December 18, 2007, each 29.1069351 shares of common stock, par value $0.0001 per share, of the Corporation (“Old Common Stock”), issued and outstanding at such time shall be automatically reclassified and changed into 1 share of Common Stock, without any action by the holder thereof; provided that fractional shares shall be rounded up to the next whole share; provided further that holders holding fewer than 2910 shares of Common Stock shall receive special treatment of their shares to prevent those stockholders from holding less than 100 shares after the reverse split (the “Reverse Split”).

Effective as of December 18, 2007, each certificate outstanding and previously representing shares of Old Common Stock shall, until surrendered and exchanged, be deemed, for all corporate purposes, to constitute and represent the number of whole shares of Common Stock into which the issued and outstanding shares of Old Common Stock previously represented by such certificate were converted by virtue of the Reverse Stock Split.’

RESOLVED, that the first sentence of section SIXTH be deleted in its entirety and replaced with the following:

‘The total number of shares of stock which the corporation shall have authority to issue shall be 151,000,000 of which 150,000,000 shares shall be common stock, par value $.0001 per share, and 1,000,000 shares shall be preferred stock, par value $.0001 per share.’”

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed by Christopher Loughlin, its duly authorized officer, this 23rd day of December, 2009.

BONDS.COM GROUP, INC.

By:	/s/ Christopher Loughlin
Name:	Christopher Loughlin
Title:	Chief Operating Officer